Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

SEC Registration Statement No.: 333-192671

NASDAQ: ONB

oldnational.com

FOR IMMEDIATE RELEASE

February 3, 2014

Contacts:

Media:

Kathy A. Schoettlin – (812) 465-7269

Executive Vice President – Communications

Financial Community:

Lynell J. Walton – (812) 464-1366

Senior Vice President – Investor Relations

Strong 4th quarter earnings punctuate historic year of growth for Old National Bancorp

4TH QUARTER HIGHLIGHTS:

•	Quarterly net income of $24.5 million—a 6.7% increase over 4th quarter 2012 ($23.0 million)

•	Improved efficiency ratio (66.56%) compared to 3rd quarter 2013 and 4th quarter 2012

•	Announced pending United Bancorp partnership that will significantly expand presence in Southern Michigan

•	Decrease in non-performing and problem loans compared to 3rd quarter 2013 and 4th quarter 2012

•	No effect on Trust Preferred Securities due to proposed change in the Volcker Rule

2013 HIGHLIGHTS:

•	Highest full year net income since 2002 – $100.9 million – a 10.1% increase over 2012

•	Lowest net charge-off ratio since 1984 – .10%

•	Expanded into Southern Michigan through branch acquisition

•	Announced pending Tower Financial partnership that will significantly expand presence in Fort Wayne, Ind.

Evansville, Ind. (February 3, 2014) – Today Old National Bancorp (NASDAQ: ONB) reported 4th quarter 2013 net income of $24.5 million, or $.25 per share. These results represent an 8.7% increase over the earnings per share of $.23 reported in both the 4th quarter of 2012 and the 3rd quarter of 2013.

For the 12 months ended December 31, 2013, net income was $100.9 million, or $1.00 per share. These results represent increases of 10.1% and 5.3%, respectively, to full-year 2012 net income of $91.7 million and earnings per share of $.95.

On January 23, 2014, the Company also announced an increase of 10% in its quarterly cash dividend – to $.11 per share from $.10 per share. The dividend is payable March 17, 2014, to shareholders of record on March 3, 2014.

“Our strong fourth quarter results are a fitting conclusion to a year that saw Old National attain the highest net income since 2002 and our lowest full year net charge-off ratio in nearly three decades,” said Bob Jones, Old National President & CEO. “When you couple these achievements with partnership activity that expanded our footprint into Southern Michigan and will dramatically increase our presence in Fort Wayne, it truly was a historic year for Old National.”

Committed to our Strategic Imperatives

Old National’s strong, steady performance amid continued economic and political headwinds, as well as its strong credit and capital positions, can be attributed to its unwavering commitment to the following strategic imperatives:

1.	Strengthen the risk profile.

2.	Enhance management discipline.

3.	Achieve consistent quality earnings.

1. STRENGTHEN THE RISK PROFILE

Credit Quality

Old National reported provision expense of $2.3 million in the 4th quarter of 2013, compared to a recapture of $1.7 million in the 3rd quarter of 2013 and provision expense of $2.2 million in the 4th quarter of 2012. Net charge-offs for the 4th quarter of 2013 were $2.4 million, or .19% of average total loans on an annualized basis, compared to $.3 million, or .03% of average total loans in the 3rd quarter of 2013 and $2.2 million, or .17% of average total loans in the 4th quarter of 2012.

Excluding covered loans, Old National’s net charge-offs for the 4th quarter of 2013 were $1.9 million, compared to $.3 million reported in the 3rd quarter of 2013 and $3.2 million reported in the 4th quarter of 2012. Old National recorded provision expense, excluding covered loans, of $1.3 million in the 4th quarter of 2013, compared to a provision recapture of $1.3 million and provision expense of $1.8 million in the 3rd quarter of 2013 and the 4th quarter of 2012, respectively.

Excluding covered loans, Old National’s allowance for loan losses at December 31, 2013, was $41.7 million, or .86% of total loans, compared to an allowance of $42.3 million, or .88% of total loans at September 30, 2013, and $49.0 million, or 1.02% of total loans, at December 31, 2012. The coverage of allowance to non-performing loans, excluding covered loans, stood at 38% at December 31, 2013, compared to 35% at September 30, 2013, and 31% at December 31, 2012.

“Our 4th quarter results continued to demonstrate that our credit metrics remain strong, as evidenced by declines in non-performing and accruing problem loans compared to both 3rd quarter 2013 and 4th quarter 2012 results,” said Daryl Moore, Old National’s Chief Credit Officer. “We were very pleased with our full year net charge-off ratio of .10%, Old National’s best result in 29 years.”

The following table presents certain credit quality metrics related to Old National’s loan portfolio:

($ in millions)	2011	2012	2013	3Q13	3Q13*	4Q13	4Q13*
Non-Performing Loans (NPLs)	$299.5	$263.5	$142.8	$162.4	$121.6	$142.8	$111.0
Problem Loans (Including NPLs)	404.3	355.4	195.3	223.9	178.3	195.3	159.8
Special Mention Loans	103.2	122.6	143.8	139.4	129.5	143.8	135.4
Net Charge-Off Ratio	.49%	.16%	.10%	.02%	.03%	.19%	.16%
Provision for Loan Losses	$7.5	$5.0	$(2.3)	$(1.7)	$(1.3)	$2.3	$1.3

*	Excludes covered loans.

2. ENHANCE MANAGEMENT DISCIPLINE

Expense Management

Old National continued to improve efficiency during the 4th quarter of 2013 and reported total noninterest expenses of $88.2 million, which represented an efficiency ratio of 66.56%. These results compare favorably to the $96.7 million in expenses and an efficiency ratio of 72.96% and expenses of $99.4 million and an efficiency ratio of 72.15%, reported in the 3rd quarter of 2013 and the 4th quarter of 2012, respectively. Included in Old National’s 4th quarter 2013 noninterest expenses were $2.5 million of merger and integration charges as well as $.5 million in a BSA/AML penalty. Included in Old National’s expenses for the 3rd quarter of 2013 were $2.3 million of merger and integration charges as well as $2.7 million in costs associated with branch closures.

Capital Management

Maintaining a strong capital position continues to be a top priority as Old National strategically pursues growth opportunities. Despite a year of extensive partnership activity, Old National’s capital position remained above industry requirements at December 31, 2013, with regulatory tier 1 and total risk-based capital ratios of 14.3% and 15.2%, respectively, compared to 14.2% and 15.1% at September 30, 2013, and 13.6% and 14.7% at December 31, 2012. Old National repurchased 889,124 shares of stock in the open market during the 4th quarter of 2013 compared to the repurchase of 250,000 shares made in the 3rd quarter of 2013.

The following table presents Old National’s risk-based and leverage ratios compared to industry requirements:

	Well Capitalized	ONB at December 31, 2013
Tier 1 Risk-Based Capital Ratio	≥ 6%	14.3%
Total Risk-Based Capital Ratio	≥ 10%	15.2%
Tier 1 Leverage Capital Ratio	≥ 5%	8.9%

At December 31, 2013, Old National’s ratio of tangible common equity to tangible assets was 8.52%, compared to 8.41% at September 30, 2013, and 9.01% at December 31, 2012. Refer to Table 1 for Non-GAAP reconciliations.

3. ACHIEVE CONSISTENT QUALITY EARNINGS

Balance Sheet and Net Interest Margin

At December 31, 2013, total period-end loans increased to $5.091 billion from $5.080 billion at September 30, 2013. The portfolios of loans with the largest increases were other consumer and residential mortgage, which increased $36.7 million and $15.2 million, respectively, during that same period. These increases were partially offset by declines in commercial and commercial real estate loans ($7.8 million and $4.9 million, respectively) as well as the $33.0 million decline in covered loans. On average, total loans declined $114.0 million, from $5.181 billion at September 30, 2013, to $5.067 billion at December 31, 2013. Of this decline, covered loans decreased $42.3 million while sales of residential mortgage loans during the 3rd quarter accounted for $96.9 million of the decrease.

Total investments, including money market accounts, declined $10.7 million to $3.195 billion, from $3.206 billion at September 30, 2013. On average, total investments, including money market accounts, increased $126.9 million, from $3.128 billion at September 30, 2013, to $3.255 billion at December 31, 2013. During the 4th quarter of 2013, Old National sold $61.5 million of securities and had $7.5 million of securities called, resulting in securities gains (net of $1.0 million of other-than-temporary impairment not related to the Volcker rule) of $.3 million compared to $.2 million of securities gains (and no other-than-temporary impairment) in the 3rd quarter of 2013.

Total core deposits, including demand and interest-bearing deposits, remained stable at $7.211 billion, compared to the $7.208 billion at September 30, 2013. While total deposits remained relatively flat, the 4th quarter showed a nice shift in mix, with increases in noninterest-bearing demand deposits and low-cost NOW accounts and declines in higher-cost money market and time accounts. On average, total core deposits increased to $7.260 billion during the 4th quarter of 2013 compared to $7.220 billion during the 3rd quarter of 2013.

For the 4th quarter of 2013, Old National reported net interest income of $81.2 million compared to $78.0 million in the 3rd quarter of 2013, and $84.4 million for the 4th quarter of 2012. Net interest income on a fully taxable equivalent basis was $85.5 million for the 4th quarter of 2013 and represented a net interest margin on total average earning assets of 4.11%. These results compare to net interest income on a fully taxable equivalent basis of $82.4 million and a margin of 3.96% in the 3rd quarter of 2013 and net interest income on a fully taxable equivalent basis of $87.9 million and a margin of 4.34% for the 4th quarter of 2012. Refer to Tables A and B for Non-GAAP taxable equivalent reconciliations.

The following table presents amounts and basis points related to the accretion of purchase accounting discounts recorded in net interest income during the periods presented from various Old National acquisitions:

($ in millions)	4Q12	4Q12*	3Q13	3Q13*	4Q13	4Q13*
Monroe Bancorp	$2.1	10 bps	$1.8	9 bps	$1.8	9 bps
Integra Bank	11.2	55 bps	6.5	31 bps	7.3	35 bps
Indiana Community Bancorp	5.8	29 bps	4.8	23 bps	7.7	37 bps

*	Represents basis points.

Fees, Service Charges and Other Revenue

For the 4th quarter of 2013, Old National reported total fees, service charges and other revenue of $44.1 million compared to $47.5 million in the 3rd quarter of 2013 and $46.9 million in the 4th quarter of 2012. The 4th quarter of 2013 included $1.8 million of fee income from the newly acquired Michigan/Northern Indiana branches and a $.6 million gain on the sale of branches. Offsetting these was a $3.4 million expense in the change in indemnification asset relating to the 2011 FDIC-assisted acquisition of Integra Bank. The 3rd quarter of 2013 included an additional $1.1 million in bank-owned life insurance proceeds, a $1.6 million credit on the renewal of a contract, as well as an additional $2.1 million of fee revenue from the newly acquired Bank of America banking centers. Partially offsetting other revenue was an expense of $2.1 million in the change in indemnification asset related to the acquisition of Integra Bank. Old National has been accounting for the indemnification asset relating to the July 29, 2011, FDIC-assisted acquisition of Integra Bank under Accounting Standards Update No. 2012-06 since inception.

About Old National

Old National Bancorp (NASDAQ: ONB) is the largest financial services holding company headquartered in Indiana and, with $9.6 billion in assets, ranks among the top 100 banking companies in the U.S. Since its founding in Evansville in 1834, Old National Bank has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Illinois, Kentucky and Michigan. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance, one of the 100 largest brokers in the U.S. For more information and financial data, please visit Investor Relations at oldnational.com.

Conference Call

Old National will hold a conference call at 10:00 a.m. Central Time on Monday, February 3, 2014, to discuss 4th quarter and full-year 2013 financial results, strategic developments, and the Company’s financial outlook. The live audio web cast of the call, along with the corresponding presentation slides, will be available on the Company’s Investor Relations web page at oldnational.com and will be archived there for 12 months. A replay of the call will also be available from 8:00 a.m. Central Time on February 4 through February 17. To access the replay, dial 1-855-859-2056, conference code 34095437.

Use of Non-GAAP Financial Measures

This earnings release contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding Old National’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in this release or the Quarterly Financial Trends supplement to this earnings release, which can be found on Investor Relations at oldnational.com.

Table 1: Non-GAAP Reconciliation-Tangible Equity to Tangible Assets

(end of period balances - $ in millions)	September 30, 2013	December 31, 2013
Total Shareholders’ Equity	$1,159.3	$1,162.6
Deduct: Goodwill and Intangible Assets	(379.3)	(378.7)
Tangible Shareholders’ Equity	$779.9	$784.0
Total Assets	$9,652.1	$9,581.7
Add: Trust Overdrafts	.1	.1
Deduct: Goodwill and Intangible Assets	(379.3)	(378.7)
Tangible Assets	$9,272.8	$9,203.1
Tangible Equity to Tangible Assets	8.41%	8.52%

Additional Information for Shareholders of Tower Financial Corporation

In connection with the proposed merger, Old National Bancorp (“Old National”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration No. 333-192671) that includes a Proxy Statement of Tower Financial Corporation (“Tower”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on December 19, 2013. Shareholders of Tower are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Tower, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower by accessing Tower’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and Tower and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower is set forth in the proxy statement for Tower’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Additional Information for Shareholders of United Bancorp, Inc.

In connection with the proposed merger, Old National Bancorp (“Old National”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of United Bancorp, Inc. (“United”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National Bancorp’s proposed merger with Tower Financial Corporation. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers with Tower Financial Corporation and United Bancorp, Inc. might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisitions of Tower Financial Corporation and United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this press release, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.

OLD NATIONAL BANCORP

Financial Highlights (Table A)

	Three-Months Ended
($ in thousands except per-share data) (FTE) Fully taxable equivalent basis.	Dec. 31, 2013	Sept. 30, 2013	$ Change	% Change
Income Data:
Net Interest Income	$81,187	$77,996	$3,191	4.1
Taxable Equivalent Adjustment	4,359	4,362	(3)	(0.1)
Net Interest Income (FTE)	85,546	82,358	3,188	3.9
Fees, Service Charges and Other Revenues	44,077	47,545	(3,468)	(7.3)
Securities Gains (Losses) (a)	347	186	161	86.6
Derivative Gains (Losses)	20	24	(4)	(16.7)
Total Revenue (FTE)	129,990	130,113	(123)	(0.1)
Provision for Loan Losses	2,253	(1,724)	3,977	N/M
Noninterest Expense	88,227	96,658	(8,431)	(8.7)
Income before Taxes	39,510	35,179	4,331	12.3
Provision for Taxes (FTE)	14,961	11,231	3,730	33.2
Net Income	24,549	23,948	601	2.5
Per Common Share Data: (Diluted) (b)
Net Income	.25	.23	0.02	8.7
Average Diluted Shares Outstanding	100,718	101,131	(413)	(0.4)
Book Value	11.64	11.51	0.13	1.1
Stock Price	15.37	14.20	1.17	8.2
Performance Ratios:
Return on Average Assets	1.02%	1.00%	0.02%	2.0
Return on Average Common Equity (c)	8.40	8.23	0.17	2.1
Net Interest Margin (FTE)	4.11	3.96	0.15	3.8
Other Expense to Revenue (Efficiency Ratio) (d)	66.56	72.96	(6.40)	(8.8)
Net Charge-offs to Average Loans (e)	.16	0.03	.13	N/M
Reserve for Loan Losses to Ending Loans (e)	.86	0.88	(.02)	(2.3)
Non-Performing Loans to Ending Loans (e)	2.28	2.52	(.24)	(9.5)
Balance Sheet:
Average Assets	$9,615,735	$9,606,048	$9,687	0.1
End of Period Balances:
Assets	9,581,744	9,652,079	(70,335)	(0.7)
Investments	3,179,085	3,176,406	2,679	0.1
Money Market Investments (f)	16,117	29,508	(13,391)	(45.4)
Commercial Loans and Leases	1,402,750	1,416,520	(13,770)	(1.0)
Commercial Real Estate Loans	1,242,818	1,269,302	(26,484)	(2.1)
Consumer Loans	1,049,974	1,012,158	37,816	3.7
Residential Real Estate Loans	1,387,422	1,374,496	12,926	0.9
Residential Real Estate Loans Held for Sale	7,705	7,918	(213)	(2.7)
Earning Assets	8,285,871	8,286,308	(437)	(0.0)
Core Deposits (Excluding Brokered CDs)	7,210,903	7,208,407	2,496	0.0
Borrowed Funds (Including Brokered CDs)	1,018,720	1,052,846	(34,126)	(3.2)
Common Shareholders’ Equity	1,162,640	1,159,256	3,384	0.3

(a)	Includes $1,000 and $0, respectively, for other-than-temporary impairment in 4th quarter 2013 and 3rd quarter 2013.
(b)	Assumes conversion of stock options, restricted stock, and warrants.
(c)	Based on average common shareholders’ equity of $1,168,896 and $1,164,456, respectively, for December 31, 2013, and September 30, 2013.
(d)	Noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions.
(e)	Excludes residential loans and leases held for sale and covered loans.
(f)	Includes money market investments and Federal Reserve interest earning accounts.

N/M	= Not meaningful.

OLD NATIONAL BANCORP

Financial Highlights (Table B)

($ in thousands except per-share data)	Three-Months Ended December 31
(FTE) Fully taxable equivalent basis.	2013	2012	$ Change	% Change
Income Data:
Net Interest Income	$81,187	$84,361	$(3,174)	(3.8)
Taxable Equivalent Adjustment	4,359	3,545	814	23.0
Net Interest Income (FTE)	85,546	87,906	(2,360)	(2.7)
Fees, Service Charges and Other Revenues	44,077	46,883	(2,806)	(6.0)
Securities Gains (Losses) (a)	347	4,228	(3,881)	(91.8)
Derivative Gains (Losses)	20	163	(143)	(87.7)
Total Revenue (FTE)	129,990	139,180	(9,190)	(6.6)
Provision for Loan Losses	2,253	2,181	72	3.3
Noninterest Expense	88,227	99,425	(11,198)	(11.3)
Income before Taxes	39,510	37,574	1,936	5.2
Provision for Taxes (FTE)	14,961	14,565	396	2.7
Net Income	24,549	23,009	1,540	6.7
Per Common Share Data: (Diluted) (b)
Net Income	.25	.23	0.02	8.7
Average Diluted Shares Outstanding	100,718	101,550	(832)	(0.8)
Book Value	11.64	11.81	(0.17)	(1.4)
Stock Price	15.37	11.87	3.50	29.5
Performance Ratios:
Return on Average Assets	1.02%	.98%	0.04%	4.1
Return on Average Common Equity (c)	8.40	7.73	0.67	8.7
Net Interest Margin (FTE)	4.11	4.34	(0.23)	(5.3)
Other Expense to Revenue (Efficiency Ratio) (d)	66.56	72.15	(5.59)	(7.7)
Net Charge-offs to Average Loans (e)	.16	.26	(.10)	(38.5)
Reserve for Loan Losses to Ending Loans (e)	.86	1.02	(.16)	(15.7)
Non-Performing Loans to Ending Loans (e)	2.28	3.31	(1.03)	(31.1)
Balance Sheet:
Average Assets	$9,615,735	$9,390,323	$225,412	2.4
End of Period Balances:
Assets	9,581,744	9,543,623	38,121	0.4
Investments	3,179,085	2,944,636	234,449	8.0
Money Market Investments (f)	16,117	45,784	(29,667)	(64.8)
Commercial Loans and Leases	1,402,750	1,392,459	10,291	0.7
Commercial Real Estate Loans	1,242,818	1,438,709	(195,891)	(13.6)
Consumer Loans	1,049,974	1,004,827	45,147	4.5
Residential Real Estate Loans	1,387,422	1,360,599	26,823	2.0
Residential Real Estate Loans Held for Sale	7,705	12,591	(4,886)	(38.8)
Earning Assets	8,285,871	8,199,605	86,266	1.1
Core Deposits (Excluding Brokered CDs)	7,210,903	7,278,873	(67,970)	(0.9)
Borrowed Funds (Including Brokered CDs)	1,018,720	827,388	191,332	23.1
Common Shareholders’ Equity	1,162,640	1,194,565	(31,925)	(2.7)

(a)	Includes $1,000 and $336, respectively, for other-than-temporary impairment in 4th quarter 2013 and 4th quarter 2012.
(b)	Assumes conversion of stock options, restricted stock, and warrants.
(c)	Based on average common shareholders’ equity of $1,168,896 and $1,190,730 respectively, for 2013 and 2012.
(d)	Noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions.
(e)	Excludes residential loans and leases held for sale and covered loans.
(f)	Includes money market investments and Federal Reserve interest earning accounts.

N/M = Not meaningful.

OLD NATIONAL BANCORP

Financial Highlights

	Twelve-Months Ended
($ in thousands except per-share data) (FTE) Fully taxable equivalent basis.	Dec. 31, 2013	Dec. 31, 2012	$ Change	% Change
Income Data:
Net Interest Income	$317,424	$308,757	$8,667	2.8
Taxable Equivalent Adjustment	16,876	13,188	3,688	28.0
Net Interest Income (FTE)	334,300	321,945	12,355	3.8
Fees, Service Charges and Other Revenues	181,241	175,358	5,883	3.4
Securities Gains (Losses) (a)	3,341	13,638	(10,297)	(75.5)
Derivative Gains (Losses)	176	820	(644)	(78.5)
Total Revenue (FTE)	519,058	511,761	7,297	1.4
Provision for Loan Losses	(2,319)	5,030	(7,349)	(146.1)
Noninterest Expense	361,984	365,758	(3,774)	(1.0)
Income before Taxes	159,393	140,973	18,420	13.1
Provision for Taxes (FTE)	58,473	49,298	9,175	18.6
Net Income	100,920	91,675	9,245	10.1
Per Common Share Data: (Diluted) (b)
Net Income Attributable to Common Shareholders	1.00	.95	0.05	5.3
Average Diluted Shares Outstanding	101,198	96,833	4,365	4.5
Book Value	11.64	11.81	(0.17)	(1.4)
Stock Price	15.37	11.87	3.50	29.5
Performance Ratios:
Return on Average Assets	1.05%	1.04%	0.01%	1.0
Return on Average Common Equity (c)	8.54	8.34	0.20	2.4
Net Interest Margin (FTE)	4.02	4.23	(0.21)	(5.0)
Other Expense to Revenue (Efficiency Ratio) (d)	68.61	71.83	(3.22)	(4.5)
Net Charge-offs to Average Loans (e)	.07	.16	(.09)	(56.3)
Reserve for Loan Losses to Ending Loans (e)	.86	1.02	(.16)	(15.7)
Non-Performing Loans to Ending Loans (e)	2.28	3.31	(1.03)	(31.1)
Balance Sheet:
Average Assets	$9,589,938	$8,800,550	$789,388	9.0
End of Period Balances:
Assets	9,581,744	9,543,623	38,121	0.4
Investments	3,179,085	2,944,636	234,449	8.0
Money Market Investments (f)	16,117	45,784	(29,667)	(64.8)
Commercial Loans and Leases	1,402,750	1,392,459	10,291	0.7
Commercial Real Estate Loans	1,242,818	1,438,709	(195,891)	(13.6)
Consumer Loans	1,049,974	1,004,827	45,147	4.5
Residential Real Estate Loans	1,387,422	1,360,599	26,823	2.0
Residential Real Estate Loans Held for Sale	7,705	12,591	(4,886)	(38.8)
Earning Assets	8,285,871	8,199,605	86,266	1.1
Core Deposits (Excluding Brokered CDs)	7,210,903	7,278,873	(67,970)	(0.9)
Borrowed Funds (Including Brokered CDs)	1,018,720	827,388	191,332	23.1
Common Shareholders’ Equity	1,162,640	1,194,565	(31,925)	(2.7)

(a)	Includes $1,000 and $1,414, respectively, for other-than-temporary impairment in 2013 and 2012.
(b)	Assumes conversion of stock options and restricted stock.
(c)	Based on average common shareholders’ equity of $1,182,240 and $1,098,960, respectively, for 2013 and 2012.
(d)	Noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions.
(e)	Excludes residential loans and leases held for sale and covered loans.
(f)	Includes money market investments and Federal Reserve interest earning accounts.

N/M = Not meaningful.

Old National Bancorp Financial Trends Fourth Quarter 2013 February 3, 2014

Please direct inquiries to:

Christopher A. Wolking, Senior Executive Vice President & Chief Financial Officer (812) 464-1322 or Joan M. Kissel, Senior Vice President & Corporate Controller (812) 465-7290

Notes: -Summations may not equal due to rounding.

Old National Bancorp

Financial Summary

Fourth Quarter 2013

					2012				2013
2010	2011	2012	2013		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
				Profitability (in millions)
$38.2	$72.5	$91.7	$100.9	Net Income (Loss)	$21.7	$27.2	$19.7	$23.0	$23.9	$28.5	$23.9	$24.5
38.2	72.5	91.7	100.9	Net Income (Loss) Avail. to Common Shareholders	21.7	27.2	19.7	23.0	23.9	28.5	23.9	24.5
				Diluted EPS
$0.44	$0.76	$0.95	$1.00	Net Income (Loss) Avail. to Common Shareholders	$0.23	$0.29	$0.20	$0.23	$0.24	$0.28	$0.23	$0.25
				Ratios - Net Income
4.40%	7.24%	8.34%	8.54%	Return on Average Common Equity	8.34%	10.25%	7.17%	7.73%	8.00%	9.51%	8.23%	8.40%
0.50%	0.86%	1.04%	1.05%	Return on Average Assets	1.02%	1.27%	0.91%	0.98%	1.01%	1.18%	1.00%	1.02%
79.25%	73.80%	71.83%	68.61%	Efficiency Ratio (2)	70.88%	69.20%	75.26%	72.15%	68.34%	66.52%	72.96%	66.56%
3.40%	3.87%	4.23%	4.02%	Net Interest Margin (FTE)	4.20%	4.26%	4.09%	4.34%	4.04%	3.97%	3.96%	4.11%
				Capital Ratios:
				Risk-Based Capital Ratios (EOP):
13.6%	13.5%	13.6%	14.3%	Tier1	14.0%	14.6%	12.9%	13.6%	14.1%	14.4%	14.2%	14.3%
14.8%	15.0%	14.7%	15.2%	Total	15.4%	15.7%	14.1%	14.7%	15.1%	15.4%	15.1%	15.2%
9.0%	8.3%	8.5%	8.9%	Leverage Ratio (to Average Assets)	8.8%	9.0%	8.8%	8.5%	8.7%	8.8%	8.8%	8.9%
11.46%	11.94%	12.49%	12.33%	Total Equity to Assets (Averages)	12.22%	12.38%	12.64%	12.68%	12.64%	12.40%	12.12%	12.16%
9.68%	8.97%	9.01%	8.52%	Tangible Common Equity to Tangible Assets (1)	9.23%	9.40%	9.05%	9.01%	8.96%	8.65%	8.41%	8.52%
				Per Common Share Data:
0.28	0.28	0.36	0.40	Cash Dividends Declared	0.09	0.09	0.09	0.09	0.10	0.10	0.10	0.10
64%	37%	38%	40%	Dividend Payout Ratio	39%	31%	44%	39%	42%	35%	42%	41%
10.08	10.92	11.81	11.64	Common Book Value (EOP)	11.10	11.34	11.70	11.81	11.83	11.57	11.51	11.64
11.89	11.65	11.87	15.37	Market Value (EOP)	13.14	12.01	13.61	11.87	13.75	13.83	14.20	15.37
7.85	7.89	8.17	7.85	Tangible Common Book Value (1)	8.09	8.35	8.04	8.17	8.23	7.96	7.75	7.85
				Other Statistics
2,491	2,551	2,684	2,608	Full Time Equivalent Employees	2,530	2,613	2,703	2,684	2,589	2,578	2,658	2,608

FTE - Fully taxable equivalent basis

EOP - End of period actual balances

(1)	See Non-GAAP Reconciliation on Page 9.
(2)	Efficiency ratio is defined as noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions. This presentation excludes intangible amortization and net securities gains, as is common in other company releases, and better aligns with true operating performance.

Old National Bancorp

INCOME STATEMENT

($ In Millions except EPS information)

Twelve Months		Change			Fourth Quarter		Change
2013	2012	$	%		2013	2012	$	%
$341.8	$344.7	$(2.9)	-0.8%	Interest Income	$86.1	$92.4	$(6.3)	-6.8%
24.4	35.9	(11.6)	-32.2%	Less: Interest Expense	4.9	8.0	(3.1)	-38.5%

317.4	308.8	8.7	2.8%	Net Interest Income	81.2	84.4	(3.2)	-3.8%
23.5	21.5	1.9	9.0%	Wealth Management Fees	5.9	5.4	0.5	8.9%
49.6	51.5	(1.9)	-3.7%	Service Charges on Deposit Accounts	12.8	12.9	(0.1)	-1.0%
25.0	24.0	1.0	4.2%	Debit Card and ATM Fees	7.0	6.1	0.9	15.6%
4.4	3.7	0.7	18.1%	Mortgage Banking Revenue	0.6	1.6	(1.0)	-62.0%
38.5	37.1	1.4	3.7%	Insurance Premiums and Commissions	9.4	9.5	(0.1)	-1.5%
16.0	12.7	3.3	26.0%	Investment Product Fees	3.9	3.3	0.6	19.2%
7.5	6.5	1.0	15.5%	Company-owned Life Insurance	1.5	1.7	(0.2)	-13.4%
(9.3)	(3.4)	(5.9)	N/M	Change in Indemnification Asset	(3.4)	0.7	(4.1)	N/M
26.1	21.7	4.4	20.3%	Other Income	6.4	5.7	0.7	12.8%

181.2	175.4	5.9	3.4%	Total Fees, Service Charges & Other Rev.	44.1	46.9	(2.8)	-6.0%
3.3	13.6	(10.3)	-75.5%	Gains (Losses) Sales of Securities (1)	0.3	4.2	(3.9)	-91.8%
0.2	0.8	(0.6)	-78.6%	Gains (Losses) Derivatives	0.0	0.2	(0.1)	-87.6%

184.8	189.8	(5.1)	-2.7%	Total Noninterest Income	44.4	51.3	(6.8)	-13.3%
502.2	498.6	3.6	0.7%	Total Revenues	125.6	135.6	(10.0)	-7.4%
202.4	193.9	8.6	4.4%	Salaries and Employee Benefits	51.0	51.2	(0.2)	-0.4%
48.4	50.9	(2.6)	-5.0%	Occupancy	11.7	11.8	(0.1)	-0.8%
11.9	11.7	0.1	1.1%	Equipment	2.9	3.0	(0.1)	-3.9%
7.2	7.5	(0.2)	-3.2%	Marketing	1.9	3.0	(1.1)	-37.1%
21.6	22.0	(0.4)	-1.8%	Data Processing	5.0	5.2	(0.2)	-3.2%
10.5	10.9	(0.4)	-3.8%	Communication	2.6	2.9	(0.3)	-10.0%
11.9	12.0	(0.1)	-0.7%	Professional Fees	2.3	2.9	(0.6)	-20.2%
7.0	7.0	(0.1)	-0.9%	Loan Expenses	1.5	2.1	(0.6)	-29.9%
2.4	2.7	(0.4)	-13.1%	Supplies	0.5	0.6	(0.1)	-22.0%
5.1	6.0	(0.9)	-14.9%	FDIC Assessment	1.5	1.9	(0.4)	-22.5%
4.1	17.1	(13.0)	-75.9%	Other Real Estate Owned Expense	0.1	5.4	(5.3)	-97.9%
29.5	23.9	5.6	23.3%	Other Expense	7.3	9.5	(2.1)	-22.6%

362.0	365.8	(3.8)	-1.0%	Total Noninterest Expense	88.2	99.4	(11.2)	-11.3%
(2.3)	5.0	(7.3)	-146.1%	Provision for loan losses	2.3	2.2	0.1	3.3%

142.5	127.8	14.7	11.5%	Income (loss) before Income Taxes	35.2	34.0	1.1	3.3%

41.6	36.1	5.5	15.2%	Total Taxes	10.6	11.0	(0.4)	-3.8%

$100.9	$91.7	$9.2	10.1%	Net Income (Loss)	$24.5	$23.0	$1.5	6.7%

				Diluted EPS
$1.00	$0.95	$0.05	5.3%	Net Income (Loss) Avail to Common	$0.25	$0.23	$0.03	11.9%
				Average Common Shares Outstanding (000’s)
100,712	96,440	4,272	4.4%	Basic	100,153	101,069	(916)	-0.9%
101,198	96,833	4,365	4.5%	Diluted	100,718	101,550	(831)	-0.8%
99,859	101,179	(1,320)	-1.3%	Common Shares Outstanding (EOP) (000’s)	99,859	101,179	(1,320)	-1.3%

(1)	Includes $1.3 million of net gains and $1.0 million of OTTI in 4Q13 and $4.5 million of net gains and $0.3 million of OTTI in 4Q12.

Includes $4.3 million of net gains and $1.0 million of OTTI in YTD 2013 and $15.0 million of net gains and $1.4 million of OTTI in YTD 2012.

EOP - End of period actual balances

N/M = Not meaningful

OTTI - Other Than Temporary Impairment

Old National Bancorp

NET INCOME TRENDS

Fourth Quarter 2013

($ In Millions except EPS information)

					2012				2013
2010	2011	2012	2013		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
$296.8	$326.6	$344.7	$341.8	Interest Income	$84.3	$85.3	$82.8	$92.4	$86.1	$85.7	$83.9	$86.1
78.4	53.7	35.9	24.4	Less: Interest Expense	10.0	9.3	8.6	8.0	7.1	6.5	5.9	4.9

218.4	272.9	308.8	317.4	Net Interest Income	74.3	76.0	74.1	84.4	79.0	79.2	78.0	81.2
16.1	20.5	21.5	23.5	Wealth Management Fees	5.1	5.8	5.2	5.4	5.7	6.4	5.5	5.9
50.0	51.9	51.5	49.6	Service Charges on Deposit Accounts	12.9	12.9	12.8	12.9	11.1	11.8	13.9	12.8
23.0	25.2	24.0	25.0	Debit Card and ATM Fees	6.3	5.9	5.7	6.1	5.8	5.9	6.2	7.0
2.2	3.3	3.7	4.4	Mortgage Banking Revenue	0.6	0.8	0.8	1.6	1.3	1.6	1.0	0.6
36.5	37.0	37.1	38.5	Insurance Premiums and Commissions	9.6	9.3	8.7	9.5	10.9	9.3	8.9	9.4
9.2	11.1	12.7	16.0	Investment Product Fees	2.9	3.2	3.4	3.3	3.6	4.1	4.5	3.9
4.1	5.3	6.5	7.5	Company-owned Life Insurance	1.5	1.5	1.7	1.7	1.6	1.6	2.7	1.5
—	0.4	(3.4)	(9.3)	Change in Indemnification Asset	4.8	(4.0)	(4.9)	0.7	(2.3)	(1.5)	(2.1)	(3.4)
14.4	20.1	21.7	26.1	Other Income	4.8	6.7	4.5	5.7	7.6	5.1	7.0	6.4

155.5	174.6	175.4	181.2	Total Fees, Service Charges & Other Rev.	48.4	42.1	38.0	46.9	45.3	44.3	47.5	44.1
13.2	7.3	13.6	3.3	Gains (Losses) Sales of Securities (1)	0.5	6.2	2.7	4.2	1.0	1.8	0.2	0.3
1.5	1.0	0.8	0.2	Gains (Losses) Derivatives	0.2	0.2	0.2	0.2	(0.0)	0.1	0.0	0.0

170.1	182.9	189.8	184.8	Total Noninterest Income	49.1	48.5	40.9	51.3	46.3	46.2	47.8	44.4
388.6	455.8	498.6	502.2	Total Revenues	123.4	124.5	115.0	135.6	125.4	125.4	125.8	125.6
170.6	189.5	193.9	202.4	Salaries and Employee Benefits	46.0	46.8	49.9	51.2	51.0	48.7	51.8	51.0
46.4	51.1	50.9	48.4	Occupancy	12.5	13.3	13.5	11.8	12.1	12.0	12.6	11.7
10.6	11.7	11.7	11.9	Equipment	2.9	3.0	2.9	3.0	2.9	2.8	3.3	2.9
5.7	6.0	7.5	7.2	Marketing	1.4	1.5	1.5	3.0	1.2	1.9	2.2	1.9
21.4	23.0	22.0	21.6	Data Processing	5.5	5.9	5.4	5.2	5.2	5.7	5.7	5.0
9.8	10.4	10.9	10.5	Communication	2.8	2.6	2.6	2.9	2.6	2.7	2.7	2.6
8.3	15.0	12.0	11.9	Professional Fees	2.7	2.6	3.8	2.9	3.7	2.8	3.1	2.3
3.9	4.7	7.0	7.0	Loan Expenses	1.6	1.5	1.8	2.1	1.6	2.0	1.9	1.5
2.9	3.8	2.7	2.4	Supplies	0.8	0.6	0.7	0.6	0.6	0.6	0.7	0.5
8.4	7.5	6.0	5.1	FDIC Assessment	1.4	1.4	1.3	1.9	1.7	0.1	1.9	1.5
2.6	2.0	17.1	4.1	Other Real Estate Owned Expense	9.8	1.6	0.4	5.4	1.0	1.5	1.5	0.1
23.6	23.9	23.9	29.5	Other Expense	3.9	5.3	5.2	9.5	6.7	6.0	9.4	7.3

314.3	348.5	365.8	362.0	Total Noninterest Expense	91.3	86.0	89.0	99.4	90.2	86.9	96.7	88.2
30.8	7.5	5.0	(2.3)	Provision for Loan Losses	2.1	0.4	0.4	2.2	0.8	(3.7)	(1.7)	2.3

43.5	99.8	127.8	142.5	Income (loss) before Income Taxes	30.1	38.1	25.6	34.0	34.3	42.2	30.8	35.2

5.3	27.3	36.1	41.6	Total Taxes	8.3	10.9	5.9	11.0	10.4	13.7	6.9	10.6

$38.2	$72.5	$91.7	$100.9	Net Income (Loss)	$21.7	$27.2	$19.7	$23.0	$23.9	$28.5	$23.9	$24.5

$0.44	$0.76	$0.95	$1.00	Net Income (Loss) Avail to Common	$0.23	$0.29	$0.20	$0.23	$0.24	$0.28	$0.23	$0.25
86,785	94,467	96,440	100,712	Average Basic Common Shares (000’s)	94,445	94,514	95,690	101,069	101,081	100,981	100,645	100,153
86,928	94,772	96,833	101,198	Average Diluted Common Shares (000’s)	94,833	94,871	96,125	101,550	101,547	101,352	101,131	100,718

(1)	Gains (losses) on sales of securities are net of OTTI.

Old National Bancorp

Balance Sheet (EOP)

Fourth Quarter 2013

($ in Millions)

						Change from Prior Year
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012	12/31/2013 vs. 12/31/2012		12/31/2011	12/31/2010
Assets
Fed Reserve Bank Account	$11.2	$24.7	$58.1	$15.2	$41.9	$(30.7)	-73.2%	$26.4	$141.4
Money Market Investments	4.9	4.8	3.5	4.8	3.9	1.0	25.5%	4.8	2.8
Investments:
Treasury & Gov’t Sponsored Agencies	619.3	591.5	561.6	589.4	703.1	(83.8)	-11.9%	416.1	680.9
Mortgage-backed Securities	1,342.1	1,448.5	1,457.2	1,598.2	1,250.6	91.5	7.3%	1,352.2	1,188.3
States & Political Subdivisions	825.5	823.3	828.4	834.4	746.6	78.9	10.6%	619.2	566.3
Other Securities	392.2	313.2	256.9	259.9	244.3	147.9	60.5%	202.0	194.8

Total Investments	3,179.1	3,176.4	3,104.1	3,281.9	2,944.6	234.4	8.0%	2,589.5	2,630.4

Residential Real Estate Loans Held for Sale	7.7	7.9	13.6	14.6	12.6	(4.9)	-38.8%	4.5	3.8
Leases Held for Sale	—	—	11.6	—	—	—	N/M	—	—
Loans:
Commercial	1,345.6	1,351.1	1,363.1	1,262.7	1,279.2	66.5	5.2%	1,137.0	1,105.3
Commercial Leases	27.8	30.1	34.8	52.4	57.7	(29.9)	-51.8%	79.6	106.1
Commercial & Agriculture Real Estate	1,160.9	1,165.8	1,198.0	1,230.3	1,255.9	(95.0)	-7.6%	1,067.4	942.4
Consumer:
Home Equity	248.5	244.3	242.0	244.3	253.6	(5.1)	-2.0%	216.2	248.3
Other Consumer Loans	722.8	686.1	650.1	643.1	653.3	69.5	10.6%	645.2	676.6

Subtotal of Commercial & Consumer Loans	3,505.6	3,477.4	3,488.0	3,432.9	3,499.6	6.0	0.2%	3,145.4	3,078.7
Residential Real Estate	1,359.5	1,344.3	1,399.6	1,352.7	1,324.7	34.8	2.6%	995.5	664.7
Covered Loans	217.8	250.8	288.6	326.4	372.3	(154.5)	-41.5%	626.4	—

Total Loans	5,083.0	5,072.5	5,176.2	5,112.0	5,196.6	(113.6)	-2.2%	4,767.2	3,743.5

Total Earning Assets	8,285.9	8,286.3	8,367.1	8,428.5	8,199.6	86.3	1.1%	7,392.5	6,521.8

Allowance for Loan Losses	(47.1)	(47.3)	(49.3)	(53.5)	(54.8)	(7.6)	-13.9%	(58.1)	(72.3)
Nonearning Assets:
Cash and Due from Banks	190.6	217.9	155.1	133.9	218.3	(27.7)	-12.7%	191.6	107.4
Premises & Equipment	108.3	104.6	91.4	89.8	89.9	18.4	20.5%	71.9	48.8
Goodwill & Intangible Assets	378.7	379.3	364.4	365.5	368.0	10.6	2.9%	286.8	194.1
Company-owned Life Insurance	275.1	273.6	273.9	272.3	270.6	4.5	1.7%	248.7	226.2
FDIC Indemnification Asset	88.5	91.6	100.4	109.9	116.6	(28.1)	-24.1%	168.9	—
Covered ORE	13.7	18.2	23.1	26.1	26.1	(12.4)	-47.6%	30.4	—
Other Assets	288.1	327.8	315.0	301.1	309.2	(21.1)	-6.8%	276.9	238.0

Total Nonearning Assets	1,343.0	1,413.1	1,323.3	1,298.7	1,398.8	(55.8)	-4.0%	1,275.2	814.4

Total Assets	$9,581.7	$9,652.1	$9,641.1	$9,673.7	$9,543.6	$38.1	0.4%	$8,609.7	$7,263.9

Liabilities & Equity
Noninterest-bearing Demand Deposits	$2,026.5	$1,975.2	$1,881.4	$1,973.3	$2,007.8	$18.7	0.9%	$1,728.5	$1,276.0
NOW Accounts	1,775.9	1,711.3	1,652.8	1,691.2	1,827.7	(51.7)	-2.8%	1,569.1	1,297.4
Savings Accounts	1,941.7	1,962.4	1,900.1	1,916.9	1,869.4	72.3	3.9%	1,570.4	1,079.4
Money Market Accounts	448.8	451.4	283.7	294.7	292.9	156.0	53.3%	295.8	334.8
Other Time under $100,000	752.7	816.4	805.5	848.1	915.7	(163.1)	-17.8%	1,004.0	988.7
Other Time $100,000 & over	265.3	291.8	316.5	342.1	365.5	(100.2)	-27.4%	421.9	466.3

Total Core Deposits	7,210.9	7,208.4	6,840.1	7,066.3	7,278.9	(68.0)	-0.9%	6,589.8	5,442.7
Brokered CD’s	—	—	—	—	0.1	(0.1)	-100.0%	21.7	20.2

Total Deposits	7,210.9	7,208.4	6,840.1	7,066.3	7,279.0	(68.0)	-0.9%	6,611.6	5,462.9
Short-term Borrowings	462.3	419.0	530.4	644.0	589.8	(127.5)	-21.6%	424.8	298.2
Other Borrowings	556.4	633.9	884.3	536.8	237.5	318.9	134.3%	290.8	421.9

Total Borrowed Funds	1,018.7	1,052.8	1,414.7	1,180.8	827.3	191.4	23.1%	715.6	720.1
Accrued Expenses & Other Liabilities	189.5	231.6	219.3	226.9	242.8	(53.3)	-22.0%	248.9	202.0

Total Liabilities	8,419.1	8,492.8	8,474.1	8,474.0	8,349.1	70.0	0.8%	7,576.1	6,385.1
Common Stock, Surplus & Retained Earnings	1,207.1	1,204.2	1,192.0	1,178.8	1,164.8	42.3	3.6%	1,018.6	880.1
Other Comprehensive Income	(44.5)	(44.9)	(25.0)	20.8	29.8	(74.3)	N/M	15.0	(1.3)

Total Shareholders Equity	1,162.6	1,159.3	1,167.0	1,199.7	1,194.6	(31.9)	-2.7%	1,033.6	878.8

Total Liabilities & Shareholders Equity	$9,581.7	$9,652.1	$9,641.1	$9,673.7	$9,543.6	$38.1	0.4%	$8,609.7	$7,263.9

EOP - End of period actual balances

N/M = Not meaningful

Old National Bancorp

Balance Sheet Trends

PERIOD AVERAGES

($ in Millions)

2010	2011	2012	2013		2012				2013
					1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
				Assets
$152.3	$146.0	$23.5	16.7	Fed Reserve Bank Account	$19.7	$29.2	$21.8	$23.4	$18.4	12.7	16.3	19.3
25.4	6.8	5.6	5.6	Money Market Investments	5.8	4.7	4.7	7.3	5.8	6.2	5.9	4.5
				Investments:
1,057.9	613.2	538.2	607.5	Treasury & Gov’t Sponsored Agencies	456.6	515.8	557.1	623.4	661.0	582.1	568.0	618.9
1,092.6	1,356.4	1,288.1	1,430.1	Mortgage-backed Securities	1,323.2	1,320.8	1,256.8	1,251.5	1,327.5	1,514.0	1,454.2	1,424.7
536.3	580.9	684.6	818.4	States & Political Subdivisions	639.6	680.9	690.5	727.6	794.0	849.2	814.4	816.1
198.7	211.9	214.6	289.0	Other Securities	205.8	205.8	213.4	233.2	256.3	258.6	269.5	371.7

2,885.6	2,762.3	2,725.5	3,145.0	Total Investments	2,625.2	2,723.2	2,717.9	2,835.7	3,038.8	3,203.9	3,106.1	3,231.4

4.2	3.5	4.9	8.6	Residential Real Estate Loans Held for Sale	3.0	3.3	4.5	8.7	10.7	10.7	7.6	5.5
24.2	—	—	1.2	Leases Held for Sale	—	—	—	—	—	0.1	4.6	—
				Loans:
1,152.0	1,169.5	1,156.0	1,319.7	Commercial	1,116.9	1,121.9	1,150.1	1,235.3	1,256.2	1,339.1	1,353.3	1,330.3
95.3	92.5	68.3	41.0	Commercial Leases	76.4	71.1	65.5	60.0	54.5	48.4	32.1	29.0
1,007.6	1,152.8	1,100.9	1,196.8	Commercial & Agriculture Real Estate	1,037.2	1,016.1	1,086.8	1,263.4	1,235.6	1,208.9	1,179.9	1,163.0
				Consumer:
264.7	258.9	250.7	263.2	Home Equity	244.8	235.6	240.4	282.0	270.1	260.9	258.3	263.3
742.7	643.3	621.8	648.7	Other Consumer Loans	608.3	614.6	627.2	637.3	626.5	626.2	651.2	691.2

3,262.3	3,317.0	3,197.7	3,469.5	Subtotal of Commercial & Consumer Loans	3,083.6	3,059.3	3,170.0	3,478.0	3,442.9	3,483.4	3,474.8	3,476.8
460.5	822.5	1,150.9	1,373.4	Residential Real Estate	1,025.5	1,091.9	1,176.5	1,309.7	1,338.8	1,377.7	1,422.0	1,355.0
—	301.0	508.9	292.3	Covered Loans	599.2	529.0	476.8	430.4	355.1	312.0	272.2	229.9

3,722.9	4,440.5	4,857.5	5,135.1	Total Loans	4,708.4	4,680.2	4,823.4	5,218.1	5,136.8	5,173.1	5,169.0	5,061.7

6,814.6	7,359.1	7,617.1	8,312.2	Total Earning Assets	7,362.1	7,440.6	7,572.3	8,093.3	8,210.5	8,406.6	8,309.4	8,322.3

(73.9)	(70.8)	(56.1)	(50.6)	Allowance for Loan Losses	(56.6)	(57.4)	(54.6)	(56.0)	(53.2)	(52.9)	(49.2)	(47.2)
845.7	1,096.3	1,239.6	1,328.3	Nonearning Assets	1,218.9	1,189.0	1,197.6	1,353.0	1,319.2	1,307.6	1,345.8	1,340.6

$7,586.4	$8,384.7	$8,800.5	$9,589.9	Total Assets	$8,524.4	$8,572.2	$8,715.3	$9,390.3	$9,476.6	$9,661.4	$9,606.0	$9,615.7

				Liabilities & Equity
$1,182.7	$1,555.9	$1,828.8	$1,952.8	Noninterest-bearing Demand Deposits	$1,734.0	$1,764.0	$1,859.9	$1,957.1	$1,942.1	$1,914.6	$1,948.6	$2,005.8
1,221.4	1,472.7	1,608.6	1,734.8	NOW Accounts	1,535.8	1,604.9	1,573.1	1,720.7	1,726.4	1,707.3	1,716.2	1,789.4
1,043.3	1,384.3	1,728.9	1,916.1	Savings Accounts	1,612.4	1,668.4	1,734.6	1,900.1	1,870.6	1,892.2	1,946.9	1,954.8
361.2	328.6	289.0	368.4	Money Market Accounts	292.5	292.7	283.9	286.8	295.4	289.7	440.1	448.6
1,709.2	1,596.8	1,309.5	1,152.3	Other Time	1,392.9	1,295.2	1,227.6	1,322.2	1,232.1	1,147.9	1,168.1	1,061.1

5,517.7	6,338.3	6,764.7	7,124.4	Total Core Deposits	6,567.6	6,625.2	6,679.1	7,187.0	7,066.6	6,951.7	7,219.8	7,259.7

44.4	51.0	10.5	0.0	Brokered CD’s	21.5	13.6	5.2	1.7	0.1	—	—	—

5,562.0	6,389.2	6,775.2	7,124.5	Total Deposits	6,589.1	6,638.8	6,684.3	7,188.7	7,066.6	6,951.7	7,219.8	7,259.7

328.5	363.6	413.9	517.7	Short-term Borrowings	366.1	356.7	424.3	508.6	684.5	557.9	421.1	407.1
615.0	414.9	280.2	539.3	Other Borrowings	290.7	289.0	276.3	264.9	294.6	731.0	572.7	559.0

943.5	778.5	694.1	1,057.0	Total Borrowed Funds	656.8	645.7	700.5	773.5	979.1	1,288.9	993.8	966.0
211.7	215.7	232.2	226.3	Accrued Expenses & Other Liabilities	236.4	226.4	228.7	237.4	233.0	222.9	227.9	221.1

6,717.2	7,383.5	7,701.6	8,407.7	Total Liabilities	7,482.4	7,510.9	7,613.5	8,199.6	8,278.8	8,463.5	8,441.6	8,446.8

869.6	990.3	1,072.1	1,188.9	Common Stock, Surplus & Retained Earnings	1,022.7	1,037.6	1,072.8	1,155.2	1,168.8	1,176.1	1,201.0	1,209.7
(0.4)	10.9	26.9	(6.7)	Other Comprehensive Income	19.4	23.7	29.0	35.6	29.0	21.7	(36.6)	(40.8)

869.2	1,001.2	1,099.0	1,182.2	Total Shareholders Equity	1,042.0	1,061.3	1,101.8	1,190.7	1,197.7	1,197.9	1,164.5	1,168.9

$7,586.4	$8,384.7	$8,800.5	$9,589.9	Total Liabilities & Shareholders Equity	$8,524.4	$8,572.2	$8,715.3	$9,390.3	$9,476.6	$9,661.4	$9,606.0	$9,615.7

Old National Bancorp

Interest Rate Trends (FTE basis)

PERIOD AVERAGES

2010	2011	2012	2013		2012				2013
					1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
				Earning Assets:
0.24%	0.33%	0.51%	0.17%	Fed Funds Sold, Resell Agr, Fed Reserve Bank Acct, & Money Mkt	0.24%	0.13%	0.25%	0.15%	0.22%	0.15%	0.14%	0.16%
				Investments:
3.21%	2.35%	2.35%	2.24%	Treasury & Gov’t Sponsored Agencies	2.31%	2.37%	2.40%	2.31%	2.24%	2.24%	2.30%	2.19%
3.96%	2.80%	2.26%	1.85%	Mortgage-backed Securities	2.45%	2.34%	2.27%	1.98%	1.92%	1.78%	1.82%	1.89%
6.19%	5.88%	5.47%	5.33%	States & Political Subdivisions	5.61%	5.57%	5.45%	5.29%	5.19%	5.18%	5.48%	5.49%
4.68%	4.23%	3.76%	2.92%	Other Securities	4.20%	3.86%	3.83%	3.39%	3.31%	3.34%	3.39%	2.01%

3.93%	3.30%	3.18%	2.93%	Total Investments	3.33%	3.27%	3.22%	3.02%	2.96%	2.89%	3.00%	2.87%

				Loans:
4.21%	4.70%	4.87%	4.42%	Commercial	4.63%	4.62%	4.39%	5.46%	4.44%	4.63%	4.24%	4.39%
6.45%	6.46%	6.36%	6.16%	Commercial Leases (1)	6.30%	6.72%	6.28%	6.08%	6.08%	5.97%	6.40%	6.33%
4.47%	6.03%	7.22%	7.15%	Commercial & Agriculture Real Estate	6.92%	7.51%	6.74%	7.22%	7.17%	6.77%	6.80%	7.49%
				Consumer:
3.68%	4.20%	4.09%	4.55%	Home Equity	4.15%	4.10%	4.12%	3.99%	4.03%	4.03%	4.00%	6.18%
7.15%	6.92%	6.03%	5.16%	Other Consumer Loans	6.51%	6.09%	5.73%	5.81%	5.71%	5.42%	5.03%	4.57%

4.76%	5.43%	5.79%	5.51%	Subtotal of Commercial & Consumer Loans	5.87%	6.01%	5.59%	6.14%	5.73%	5.56%	5.33%	5.72%
5.64%	4.87%	4.50%	4.12%	Residential Real Estate Loans (1)	4.59%	4.65%	4.44%	4.35%	4.15%	4.12%	4.09%	4.12%

5.07%	5.46%	5.56%	5.18%	Total Loans (1)	5.53%	5.63%	5.25%	5.63%	5.26%	5.12%	4.95%	5.24%

4.55%	4.60%	4.70%	4.32%	Total Earning Assets	4.73%	4.75%	4.51%	4.69%	4.39%	4.26%	4.21%	4.30%

				Interest-bearing Liabilities:
0.03%	0.04%	0.03%	0.03%	NOW Accounts	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%
0.30%	0.29%	0.22%	0.15%	Savings Accounts	0.25%	0.23%	0.20%	0.19%	0.17%	0.15%	0.14%	0.14%
0.10%	0.10%	0.10%	0.06%	Money Market Accounts	0.10%	0.10%	0.10%	0.10%	0.08%	0.06%	0.05%	0.05%
2.50%	1.87%	1.70%	1.27%	Other Time	1.86%	1.82%	1.73%	1.44%	1.42%	1.44%	1.20%	0.97%

1.07%	0.73%	0.54%	0.35%	Total Interest-bearing Deposits	0.64%	0.58%	0.53%	0.45%	0.42%	0.40%	0.33%	0.26%
4.51%	1.59%	0.78%	2.24%	Brokered CD’s	0.86%	0.82%	0.48%	0.53%	2.27%	0.00%	0.00%	0.00%

1.11%	0.74%	0.55%	0.35%	Total Interest-bearing Deposits & CD’s	0.64%	0.58%	0.53%	0.45%	0.42%	0.40%	0.33%	0.26%

0.20%	0.15%	0.13%	0.12%	Short-term Borrowings	0.14%	0.13%	0.12%	0.13%	0.16%	0.15%	0.09%	0.06%
4.74%	4.16%	2.98%	1.04%	Other Borrowings	2.97%	2.93%	2.98%	2.93%	2.06%	0.69%	0.98%	1.01%

3.16%	2.29%	1.28%	0.59%	Total Borrowed Funds	1.41%	1.40%	1.25%	1.10%	0.74%	0.46%	0.60%	0.61%

1.47%	0.96%	0.64%	0.39%	Total Interest-bearing Liabilities	0.73%	0.68%	0.62%	0.53%	0.47%	0.41%	0.37%	0.32%

3.08%	3.64%	4.06%	3.93%	Net Interest Rate Spread	4.00%	4.07%	3.89%	4.15%	3.92%	3.85%	3.84%	4.00%
3.40%	3.87%	4.23%	4.02%	Net Interest Margin (FTE)	4.20%	4.26%	4.09%	4.34%	4.04%	3.97%	3.96%	4.11%
$13.5	$11.8	$13.2	$16.9	FTE Adjustment ($ in millions)	$3.1	$3.3	$3.3	$3.5	$3.9	$4.2	$4.4	$4.4

FTE - Fully taxable equivalent basis

(1)	Includes residential loans and leases held for sale.

Old National Bancorp

Asset Quality (EOP) Excludes Covered Assets (4)

($ in Millions)

2010	2011	2012	2013		2012				2013
					1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
$69.5	$72.3	$57.1	$49.0	Beginning Allowance for Loan Losses	$57.1	$54.7	$50.4	$50.4	$49.0	$47.3	$43.9	$42.3
30.8	6.5	(1.0)	(3.9)	Provision for Loan Losses	1.0	(3.4)	(0.3)	1.8	(0.6)	(3.3)	(1.3)	1.3
(41.3)	(34.1)	(21.4)	(14.9)	Gross Charge-offs	(6.5)	(4.4)	(4.4)	(6.1)	(4.0)	(3.4)	(3.4)	(4.1)
—	—	—	—	Write-downs from Loans Sold	—	—	—	—	—	—	—	—
13.3	12.4	14.3	11.5	Gross Recoveries	3.1	3.5	4.8	2.9	2.9	3.3	3.1	2.2

(28.0)	(21.7)	(7.1)	(3.4)	Net Charge-offs	(3.4)	(0.9)	0.4	(3.2)	(1.1)	(0.1)	(0.3)	(1.9)

$72.3	$57.1	$49.0	$41.7	Ending Allowance for Loan Losses	$54.7	$50.4	$50.4	$49.0	$47.3	$43.9	$42.3	$41.7

0.75%	0.53%	0.16%	0.07%	Net Charge-offs / Average Loans (1)	0.33%	0.09%	-0.03%	0.26%	0.10%	0.01%	0.03%	0.16%
$3,722.9	$4,139.5	$4,348.7	$4,842.8	Average Loans Outstanding (1)	$4,109.2	$4,151.2	$4,346.6	$4,787.7	$4,781.7	$4,861.1	$4,896.8	$4,831.8
$3,743.5	$4,140.8	$4,824.3	$4,865.1	EOP Loans Outstanding (1)	$4,114.7	$4,226.3	$4,794.4	$4,824.3	$4,785.6	$4,887.6	$4,821.7	$4,865.1
1.93%	1.38%	1.02%	0.86%	Allowance for Loan Loss / EOP Loans (1)	1.33%	1.19%	1.05%	1.02%	0.99%	0.90%	0.88%	0.86%
				Underperforming Assets:
$0.6	$1.1	$1.1	$0.2	Loans 90 Days & over (still accruing)	$0.4	$0.3	$0.6	$1.1	$2.0	$1.2	$0.8	$0.2
				Non-performing Loans:
70.9	115.3	150.4	96.6	Nonaccrual Loans (2)	113.0	99.5	161.6	150.4	145.3	129.5	107.6	96.6
—	1.3	9.2	14.3	Renegotiated Loans	1.1	1.2	10.4	9.2	9.1	9.0	14.0	14.3

70.9	116.7	159.5	111.0	Total Non-performing Loans	114.1	100.7	172.0	159.5	154.4	138.5	121.6	111.0

5.6	7.1	11.2	7.6	Foreclosed properties	6.5	10.8	14.3	11.2	9.1	7.7	9.6	7.6

$77.1	$124.9	$171.8	$118.8	Total Under performing Assets	$121.0	$111.7	$186.8	$171.8	$165.5	$147.4	$132.0	$118.8

$174.3	$204.1	$233.4	$159.8	Classified Loans—“Problem Loans”	$184.0	$146.3	$260.0	$233.4	$221.7	$198.4	$178.3	$159.8
105.6	106.9	59.2	43.9	Other Classified Assets	106.4	102.4	56.4	59.2	57.0	49.6	48.4	$43.9
84.0	80.1	113.3	135.4	Criticized Loans—“Special Mention Loans”	77.1	103.1	135.3	113.3	127.3	152.8	129.5	135.4

$363.9	$391.1	$405.9	$339.0	Total Classified & Criticized Assets	$367.4	$351.9	$451.7	$405.9	$406.0	$400.9	$356.1	$339.0

1.90%	2.82%	3.31%	2.28%	Non-performing loans / EOP Loans (1)	2.77%	2.38%	3.59%	3.31%	3.23%	2.83%	2.52%	2.28%
102%	49%	31%	38%	Allowance to Non-performing Loans (3)	48%	50%	29%	31%	31%	32%	35%	38%
2.06%	3.02%	3.56%	2.44%	Under-performing Assets / EOP Loans (1)	2.94%	2.64%	3.90%	3.56%	3.46%	3.02%	2.74%	2.44%
$7,263.9	$8,609.7	$9,543.6	$9,581.7	EOP Total Assets (includes covered assets)	$8,581.1	$8,689.6	$9,383.0	$9,543.6	$9,673.7	$9,641.1	$9,652.1	$9,581.7
1.06%	1.45%	1.80%	1.24%	Under-performing Assets / EOP Assets	1.41%	1.29%	1.99%	1.80%	1.71%	1.53%	1.37%	1.24%

EOP - End of period actual balances

(1)	Excludes residential loans and leases held for sale.
(2)	Includes $33.1 million in 4Q13 of renegotiated loans.
(3)	Because the acquired loans from Monroe, Integra and IBT were recorded at fair value in accordance with ASC 805 at the date of acquisition, the credit risk is incorporated in the fair value recorded. No allowance for loan losses is recorded on the acquisition date.
(4)	The Company entered into separate loss sharing agreements with the FDIC providing for specified credit loss protection for substantially all acquired single family residential loans, commercial loans, and other real estate owned. At Dec 31, 2013, approximately $217.8 million of loans and $13.7 million of other real estate owned are covered by the loss sharing agreements. As such, eighty percent of losses incurred on these covered assets will be reimbursed to Old National by the FDIC.

Old National Bancorp

Asset Quality (EOP) Including Covered Assets (4)

($ in Millions)

2010	2011	2012	2013		2012				2013
					1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
$69.5	$72.3	$58.1	$54.8	Beginning Allowance for Loan Losses	$58.1	$55.9	$54.8	$54.8	$54.8	$53.5	$49.3	$47.3
30.8	7.5	5.0	(2.3)	Provision for Loan Losses	2.1	0.4	0.4	2.2	0.8	(3.7)	(1.7)	2.3
(41.3)	(34.9)	(22.3)	(17.0)	Gross Charge-offs	(7.6)	(5.2)	(5.2)	(4.3)	(5.0)	(4.0)	(3.5)	(4.5)
—	—	—	—	Write-downs from Loans Sold	—	—	—	—	—	—	—	—
13.3	13.2	14.0	11.7	Gross Recoveries	3.4	3.6	4.8	2.1	2.9	3.5	3.2	2.1

(28.0)	(21.7)	(8.3)	(5.3)	Net Charge-offs	(4.2)	(1.5)	(0.4)	(2.2)	(2.1)	(0.5)	(0.3)	(2.4)

$72.3	$58.1	$54.8	$47.1	Ending Allowance for Loan Losses	$55.9	$54.8	$54.8	$54.8	$53.5	$49.3	$47.3	$47.1

0.75%	0.49%	0.17%	0.10%	Net Charge-offs / Average Loans (1)	0.36%	0.13%	0.03%	0.17%	0.17%	0.04%	0.02%	0.19%
$3,722.9	$4,440.5	$4,857.5	$5,135.1	Average Loans Outstanding (1)	$4,708.4	$4,680.2	$4,823.4	$5,218.1	$5,136.8	$5,173.1	$5,169.0	$5,061.7
$3,743.5	$4,767.2	$5,196.6	$5,083.0	EOP Loans Outstanding (1)	$4,663.2	$4,715.6	$5,243.2	$5,196.6	$5,112.0	$5,176.2	$5,072.5	$5,083.0
1.93%	1.22%	1.05%	0.93%	Allowance for Loan Loss / EOP Loans (1)	1.20%	1.16%	1.04%	1.05%	1.05%	0.95%	0.93%	0.93%
				Underperforming Assets:
$0.6	$3.4	$1.1	$0.2	Loans 90 Days & over (still accruing)	$1.3	$0.9	$0.6	$1.1	$2.0	$1.2	$0.9	$0.2
				Non-performing Loans:
70.9	298.2	254.3	128.4	Nonaccrual Loans(2)	271.5	240.5	285.3	254.3	210.5	189.8	148.3	128.4
—	1.3	9.2	14.3	Renegotiated Loans	1.1	1.2	10.4	9.2	9.1	9.0	14.0	14.3

70.9	299.5	263.5	142.8	Total Non- performing Loans	272.6	241.7	295.7	263.5	219.6	198.8	162.4	142.8

5.6	37.6	37.3	21.2	Foreclosed properties	31.2	32.9	43.1	37.3	35.2	30.9	27.9	21.2

$77.1	$340.5	$301.9	$164.2	Total Underperforming Assets	$305.0	$275.5	$339.4	$301.9	$256.8	$230.9	$191.1	$164.2

$174.3	$404.3	$355.4	$195.3	Classified Loans— “Problem Loans”	$370.0	$310.9	$408.7	$355.4	$303.1	$265.9	$223.9	$195.3
105.6	106.9	59.2	43.9	Other Classified Assets	106.4	102.4	56.4	59.2	57.0	49.6	48.4	43.9
84.0	103.2	122.6	143.8	Criticized Loans— “Special Mention Loans”	97.2	119.3	149.6	122.6	141.5	166.8	139.4	143.8

$363.9	$614.4	$537.2	$383.0	Total Classified & Criticized Assets	$573.6	$532.7	$614.7	$537.2	$501.7	$482.4	$411.7	$383.0

1.90%	6.28%	5.07%	2.81%	Non-performing loans / EOP Loans (1)	5.85%	5.13%	5.64%	5.07%	4.30%	3.84%	3.20%	2.81%
102%	19%	21%	33%	Allowance to Non -performing Loans (3)	21%	23%	19%	21%	24%	25%	29%	33%
2.06%	7.14%	5.81%	3.23%	Under-performing Assets / EOP Loans (1)	6.54%	5.84%	6.47%	5.81%	5.02%	4.46%	3.77%	3.23%
$7,263.9	$8,609.7	$9,543.6	$9,581.7	EOP Total Assets (includes covered assets)	$8,581.1	$8,689.6	$9,383.0	$9,543.6	$9,673.7	$9,641.1	$9,652.1	$9,581.7
1.06%	3.96%	3.16%	1.71%	Under-performing Assets / EOP Assets	3.55%	3.17%	3.62%	3.16%	2.65%	2.39%	1.98%	1.71%

EOP - End of period actual balances

(1)	Excludes residential loans and leases held for sale.
(2)	Includes $33.1 million in 4Q13 of renegotiated loans.
(3)	Because the acquired loans from Monroe, Integra and IBT were recorded at fair value in accordance with ASC 805 at the date of acquisition, the credit risk is incorporated in the fair value recorded. No allowance for loan losses is recorded on the acquisition date.
(4)	The Company entered into separate loss sharing agreements with the FDIC providing for specified credit loss protection for substantially all acquired single family residential loans, commercial loans, and other real estate owned. At Dec 31, 2013, approximately $217.8 million of loans and $13.7 million of other real estate owned are covered by the loss sharing agreements. As such, eighty percent of losses incurred on these covered assets will be reimbursed to Old National by the FDIC.

Old National Bancorp

NON-GAAP MEASURES

Fourth Quarter 2013

($ In Millions except EPS information)

					2012				2013
2010	2011	2012	2013		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
				Actual EOP Balances
$878.8	$1,033.6	$1,194.6	$1,162.6	GAAP Shareholders’ Equity	$1,050.4	$1,073.7	$1,186.8	$1,194.6	$1,199.7	$1,167.0	$1,159.3	$1,162.6
				Deduct:
167.9	253.2	338.8	352.7	Goodwill	253.2	253.2	339.9	338.8	338.8	339.4	352.7	352.7
26.2	33.6	29.2	26.0	Intangibles	31.6	30.2	31.3	29.2	26.7	25.0	26.6	26.0

194.1	286.8	368.0	378.7		284.8	283.4	371.2	368.0	365.5	364.4	379.3	378.7

$684.7	$746.8	$826.5	$784.0	Tangible Shareholders’ Equity	$765.6	$790.3	$815.6	$826.5	$834.2	$802.6	$779.9	$784.0

				Deduct:
—	—	—	—	Preferred Stock, Surplus & Retained Earnings	—	—	—	—	—	—	—	—

$684.7	$746.8	$826.5	$784.0	Tangible Common Shareholders’ Equity	$765.6	$790.3	$815.6	$826.5	$834.2	$802.6	$779.9	$784.0

				Actual EOP Balances
$7,263.9	$8,609.7	$9,543.6	$9,581.7	GAAP Assets	$8,581.1	$8,689.6	$9,383.0	$9,543.6	$9,673.7	$9,641.1	$9,652.1	$9,581.7
				Add:
0.5	0.6	0.1	0.1	Trust Overdrafts	0.1	0.1	1.7	0.1	0.2	0.1	0.1	0.1
				Deduct:
167.9	253.2	338.8	352.7	Goodwill	253.2	253.2	339.9	338.8	338.8	339.4	352.7	352.7
26.2	33.6	29.2	26.0	Intangibles	31.6	30.2	31.3	29.2	26.7	25.0	26.6	26.0

194.1	286.8	368.0	378.7		284.8	283.4	371.2	368.0	365.5	364.4	379.3	378.7

$7,070.3	$8,323.5	$9,175.7	$9,203.1	Tangible Assets	$8,296.4	$8,406.2	$9,013.6	$9,175.7	$9,308.4	$9,276.7	$9,272.8	$9,203.1

4,720.9	5,163.5	5,604.9	5,734.0	Risk Weighted Assets	5,147.0	5,099.8	5,604.7	5,604.9	5,595.2	5,640.7	5,680.6	5,734.0
				Actual EOP Balances
$38.2	$72.5	$91.7	$100.9	GAAP Net Income	$21.7	$27.2	$19.7	$23.0	$23.9	$28.5	$23.9	$24.5
				Add:
4.6	7.0	6.4	6.5	Intangible Amortization (net of tax)	1.6	1.5	1.6	1.7	1.9	1.5	1.5	1.5

$42.8	$79.4	$98.1	$107.4	Tangible Net Income	$23.3	$28.8	$21.3	$24.7	$25.9	$30.0	$25.5	$26.1

				Tangible Ratios
6.26%	10.64%	11.87%	13.70%	Return on Tangible Common Equity	12.19%	14.55%	10.46%	11.95%	12.42%	14.95%	13.05%	13.31%
0.61%	0.95%	1.07%	1.17%	Return on Tangible Assets	1.13%	1.37%	0.95%	1.08%	1.11%	1.29%	1.10%	1.13%
9.68%	8.97%	9.01%	8.52%	Tangible Common Equity to Tangible Assets	9.23%	9.40%	9.05%	9.01%	8.96%	8.65%	8.41%	8.52%
14.50%	14.46%	14.75%	13.67%	Tangible Common Equity to Risk Wgt Assets	14.88%	15.50%	14.55%	14.75%	14.91%	14.23%	13.73%	13.67%
7.85	7.89	8.17	7.85	Tangible Common Book Value (1)	8.09	8.35	8.04	8.17	8.23	7.96	7.75	7.85

Tangible Common Equity is defined as GAAP Shareholders’ Equity less Preferred Stock, Goodwill and Intangibles.

Tangible Common Equity presentation includes Other Comprehensive Income (OCI) as is common in other company releases.

(1)	Tangible Common Shareholders’ Equity Divided By Common Shares Issued and Outstanding at Period-End.